Exhibit 18

February 26, 2024

Board of Directors

Elanco Animal Health, Inc.
2500 Innovation Way
Greenfield, IN 46140

Ladies and Gentlemen:

Note 2 of the Notes to the consolidated financial statements of Elanco Animal Health, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2023, describes a change in the method of accounting for inventory valuation from the weighted average method to the first-in, first-out (FIFO) method for certain inventories. There are no authoritative criteria for determining a ‘preferable’ inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Indianapolis, IN